SUB-ITEM 77D: POLICIES WITH RESPECT TO SECURITY INVESTMENT

MORGAN STANLEY NEW YORK QUALITY MUNICIPAL SECURITIES ("TRUST")

The Board of Trustees Approved the Investment Policy Changes Discussed Below

To the extent permitted by applicable law and the Trust's investment objectives, policies, and restrictions, the Trust may invest all or some of its short-term cash investments in any money market fund advised or managed by the Investment
Adviser or its affiliates. In connection with any such investments, the Trust, to the extent permitted by the Investment Company Act, will pay its share of all expenses (other than advisory and administrative fees) of a money market fund in which it invests which may result in the Trust bearing some additional expenses.

The Trust will invest at least 80% of its net assets in (A) municipal bonds which are rated at the time of purchase within the four highest grades by
Moody's Investors Services Inc. ("Moody's") (Aaa, Aa, A, Baa), Standard and
Poor's Corporation ("S&P") (AAA, AA, A, BBB), Fitch (AAA, AA, A, BBB) or another nationally recognized statistical rating organization ("NRSRO"), or, if not rated, are determined by the Investment Adviser to be of comparable quality; (B)
municipal notes which at the time of purchase are rated in the two highest grades by Moody's (MIG1, MIG2), S&P (SP-1, SP-2), Fitch (F1, F2), another NRSRO, or, if not rated, whose issuers have outstanding one or more issues of municipal bonds rated as set forth in clause (A) of this paragraph; and (C) municipal commercial paper which at the time of purchase is rated P-1 or higher by
Moody's, A-1 or higher by S&P, F2 or higher by Fitch, or rated an equivalent grade by another NRSRO.